UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 8, 2013

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

To our Shareholders, Customers, Employees and Suppliers

This year Transportadora de Gas del Sur S.A. has reached its 20th Anniversary. We would like to celebrate this landmark with all our Shareholders, Customers, Employees and Suppliers, and take advantage of this opportunity to express our gratitude to them. There is no doubt in our minds that it would have been impossible to obtain sustainable results over these two decades without the commitment of our employees to the achievement of our goals, thanks to their effort and dedication aimed at service, reliability and efficiency. We must continue working with creativity and professionalism, focusing on providing our customers with a service that overcomes their expectations. We would also like to thank our shareholders for the trust placed on our management throughout all these years. The main highlights that marked the year 2012 are outlined below.

Our Performance in 2012

Over the year 2012 we continued performing our role as managers of the expansion works of our pipeline system, consisting in technical counseling for the works engineering and execution, under the Gas Trust Fund Program created by the Executive Branch through Decree Nª 180/04. This year, the mentioned expansion works basically involved the revamping of several compressor plants for an aggregate power of 82,900 HP, generating Ps.19.3 million revenues.

After the coming into service of the expansion works owned by Nación Fideicomisos S.A., we are in charge of the operation and maintenance of said expansions, in accordance with the agreement entered into with Nación Fideicomisos S.A. in 2011, by means of which customers pay us for the mentioned services through a Charge for Access and Use (“CAU”), determined by the National Gas Regulatory Body in Argentina (“ENARGAS”). Thus, during the year 2012 we operated the facilities that came into service in late 2011, which allowed a transportation capacity increase of 85 million cubic feet per day (“MMcf/d”), involving a Ps. 10.4 million increase in revenues.

Therefore, over the year 2012 we remained true to our commitment to put our expertise at the service of the goal outlined by the National Government to increase natural gas supply to the domestic market and thus contribute to our country’s economic growth.

In the natural gas liquids processing and commercialization (“Liquids”) business segment, Liquids production recorded an increase of over 55,000 short tons, totaling 999,627 short tons, as a consequence of a decrease in the processing activities of plants located upstream of the Cerri Complex, which allowed the arrival and processing of natural gas with higher calorific power. Once we had met our domestic market demand, we destined this increase in the production of liquefied petroleum gas (“LPG”) to exports, which positively impacted on this business segment. The segment also benefited from higher processing made by our own account due to lower processing by third parties. Although LPG reference international prices were lower than in the previous year, the better business terms obtained through the export agreement reached in the year 2012 mitigated said decrease.

In the “Other Services” segment, in addition to the management of the pipeline expansion works, in 2012 we also rendered construction services related to the injection of liquefied natural gas (“LNG”) imported by LNG tankers, which increased natural gas delivery to the transportation system to 600 MMcf/d. We can also highlight the commencement of steam production services for electricity generation.

Our pipeline system adequately met natural gas transportation demand, presenting zero service interruptions and complying with the high required operational standards. This performance is possible thanks to the maintenance investment plan we have developed year after year and to the professionalism and expertise of our employees. In that direction, we continued the operative training of the youngest employees to guarantee the generational shift and maintain high operational reliability levels. On the other hand, our continuous improvement in terms of safety and occupational health are the cornerstones of the on-going process we started several years ago and that is reflected in the re-certification of our Integrated System of Quality, Environmental, Safety and Occupational Health in accordance with international standards.

In the area of human resources, we continue implementing several initiatives to sustain and strengthen TGS’s value proposal for our employees, focusing on technical training.

On the topic of our Corporate Social Responsibility (“CSR”), in 2012 we launched a new stage with the objective to deepen CSR in business operations, and to such purposes we have trained the Operations Department middle management to prepare performance indicators and thus make progress towards a sustainable development of our business. We have also continued developing social assistance programs to aid communities close to our operations area, in some of which our employees play an active role through the Corporate Volunteers Program, which celebrates its tenth anniversary this year.

In the financial field, the Board of Directors Meeting held on December 6, 2012 decided to distribute cash dividends for the amount of Ps. 150 million, through the partial use of the Future Dividends Reserve created by the Ordinary Shareholders Meeting held on April 12, 2012.

Outlook to the Future

In 2013 we will seek to work jointly with the National Government to implement the license renegotiation agreement, which includes a tariff re-composition that ensures the sustainability of the natural gas transportation business. We will also keep managing the expansion works in our pipeline system promoted by the Argentine Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our revenues related to the operation and maintenance of the assets owned by the Trust Funds as well. Within our goals we also contemplate the renewal of the firm natural gas transportation agreements that expire in the short term.

Within the scope of the Liquids business, our action will be aimed at ensuring the availability of natural gas for its processing at reasonable costs, we will work to minimize negative impacts derived from external factors and we will remain alert to seize feasible alternatives for the supply of natural gas. We will also strive to maximize export prices through a wider participation of bidders in new bidding processes and the development of alternative markets.

With respect to the Other Services business segment, we will search for opportunities related to the rendering of logistics services in Puerto Galván and the optimization of the telecommunications service.

In the oncoming year, we intend to take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the gas transportation system; we plan to strengthen the continuous improvement process in safety and occupational health by means of several actions -such as risk management standardization and systemization in pipelines, compressor plants and processing facilities-; and lastly, we are determined to go further ahead with the permanent technical training of our operations staff and strengthen it with new initiatives.

Finally, once again we would like to express our gratitude to our employees for their permanent contributions, commitment and dedication, to our shareholders for the trust placed on our performance, and to our customers and suppliers for making our company part of their businesses. We owe much of our high standard performance positioning to their support over the last 20 years, which has taken us to the forefront of the natural gas industry.

Ricardo I. Monge Chairman of the Board of Directors

Natural Gas Industry in Argentina

Natural gas is the third energetic source used in our planet, behind oil and carbon. However, in Argentina it constitutes the energetic source with highest share in the national energy matrix.

Source: BP Statistical Review of World Press (information corresponding to 2011).

Within a national scope, in 2012 natural gas supply showed a slight increase with respect to the previous year. However, during the winter of 2012 restrictions to natural gas supply to the industrial segment were intensified with the aim to re-direct and allocate the fluid to the higher demand from users considered a priority, mainly residential, commercial and CNG stations, also recording higher supplies to the electricity generation segment with respect to the winter of 2011.

As far as domestic supply is concerned, production continued its downward trend, mainly as a result of the marked drop in Neuquen basin reserves. However, there are high expectations regarding the future exploitation of non-conventional natural gas in this basin, based on recent announcements by YPF with reference to investment and associations agreements with other oil companies that will contribute to the project with both technology and capital.

With the aim to encourage new investments to increase natural gas production, the Argentine Executive Branch entered into agreements with major natural gas producers by means of which these companies will be allowed to charge differential prices of US$7,50 per Million BTU for incremental production. This measure constitutes an incentive both for the non-conventional and conventional exploitation conducted in several basins of the country, particularly the Austral and San Jorge basins, which currently present the greatest potential. For that reason, pipeline expansion works carried out under the Gas Trust Fund Program promoted by the National Government are focused on the General San Martín pipeline, which is fed with the natural gas extracted from the basins mentioned above.

To deal with the drop in production and in an effort to maintain supplies at levels similar to the previous years, it was necessary to increase imports by 35%. Natural gas supplies from Bolivia increased from average deliveries of 272 MMcf/d in 2011 to 456 MMcf/d. In July 2012 the Argentine Government reached an agreement with the government of Bolivia to increase (as from that month) natural gas supplies to 576 MMcf/d from the 410 MMcf/d originally stipulated for the whole year 2012 in the agreement entered into in 2006 (amended in May 2010). This agreement led to a substantial saving in gas imports cost as the price of natural gas imported from Bolivia is approximately US$ 11 per Million BTU, significantly lower than the prices of over US$ 15 per Million BTU that must be paid for LNG imported from tankers. On the other hand, natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar increased from an average 381 MMcf/d in 2011 to 438 MMcf/d in 2012.

In accordance with the agreement entered into in July 2012 by and between the governments of Bolivia and Argentina, in 2013 natural gas flows will increase from 576 MMcf/d to 678 MMcf/d, for which expansion works will be previously conducted on the main pipeline that goes through the north of the country.

LNG imports in 2013 are expected to remain at the same levels as in the year 2012.

Our Businesses in 2012

Regulated Segment

Gas Transportation

In 2012, incomes derived from this business segment amounted to Ps. 603.4 million, representing a Ps. 27.8 million increase compared to the Ps. 575.6 million recorded in the year 2011. This increase is attributable to:

-

the “whole year” effect of the revenues derived from the firm transportation services started in November 2011 (85 MMcf/d), related to the partial start-up of the 2006/12 expansion works conducted under the Gas Trust Fund Program;

-

new revenues related to incremental firm transportation capacity which came into service in the year 2012, under the scheme of Advance Payment, which allowed us to face the investments required for the expansion of the system (18 MMcf/d), and

-

higher revenues derived from interruptible and exchange and displacement services.

During the winter of 2012, TGS pipeline system adequately met the natural gas demand, even though natural gas restrictions to the industry segment continued in order to redirect and allocate the fluid to users considered a priority, mainly residential, commercial, and CNG stations, also recording a higher supply to electricity generation compared to the figures recorded in the 2011 winter. The restrictions dictated by the regulating entity affected direct shippers who have firm transportation contracts with us as well as industries connected to our system in different distribution areas and those close to the natural gas fields.

On the topic of pipeline system expansions, we have made progress in the expansion works started in 2006, which will allow the transportation of an aggregate incremental volume of 10,7 MMcf/d, figure that includes 307 MMcf/d installed capacity which is already in service and documented by agreements in force. For the rendering of transportation already in service, we monthly receive the CAU.

These expansion works –scheduled in gradual start-up stages- are developed and financed under the Gas Trust Fund Program, with the contribution of funds from third-parties investors, natural gas producers and shippers with incremental transportation capacity, under a scheme that contemplates recovery through specific fiduciary charges, paid by all the shippers of the transportation companies and users with firm transportation service agreements. During the expansion works, we perform the role of technical manager of the works to be conducted on our own pipeline system.

The above mentioned expansion works involve the installation of over 200.000 HP of additional power in the compressor plants and the installation of 708 miles of pipeline loops, including the new pipeline that goes through the Magellan Strait, which allows the feeding of the ongoing and projected expansions with the Argentine reserves of the Austral Basin.

Financial and Operational Indicators of the Gas Transportation Segment

	2012	2011	2010
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	603.4	575.6	551.0
Operating Income	109.6	150.5	63.5
Depreciation of property, plant and equipment	163.3	159.4	156.8
Investments in property, plant and equipment	159.8	106.0	75.8
Identifiable Assets	3,691.2	3.622,0	3,707.7
OPERATING STATISTICS:
Average capacity hired on a firm basis (in Bcf/d)	2.92	2.85	2.82
Average deliveries (in Bcf/d)	2.31	2.32	2.22
Average load fact (in Bcf /d) (2)	79%	81%	79%
Winter load factor (2)	77%	75%	85%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the average yearly deliveries and the average hired contracted firm capacity.

Non Regulated Segment

Liquids Production and Commercialization

In 2012, revenues related to this segment accounted for 71% of the total revenues of our Company. In this year, this business’ revenues increased by Ps. 656.5 million, from Ps. 1,179.2 million reported in the year 2011 to Ps. 1,835.7 million in 2012.

This increase in the Liquids business segment is mainly attributable to higher exported volumes and higher volume sold by our own account, as our natural gas producer clients processed lower volumes of natural gas.

During the year 2012, in average, international prices were lower than the ones recorded in 2011. Nevertheless, we obtained very competitive business terms with respect to LPG exports, which offset the decrease in prices and positively impacted on the segment’s results.

We negotiated a better price for the sale of ethane to PBB-Polisur S.A. (“Polisur”), with the aim to reflect the natural gas cost increases that we are facing within the market scenario.

Production in 2012 went up by 55,000 short tons compared to the figures recorded in 2011. Among the factors that determined a higher production level, we can highlight lower processing activities of the plants located upstream of the Cerri Complex, which allowed the arrival of gas with higher calorific power to Cerri and resulted in a higher yield per processed cubic meter.

During 2012 we obtained major improvements in the unitary tariffs of the logistic services rendered in the dispatch plant located in Puerto Galván, which significantly increased the revenues generated by this business.

Regarding processing costs, the tariff charge set forth by Executive Branch Decree Nº 2067/08 for the financing of LNG went up from Ps.0.049 to Ps.0.405 per cubic meter used for plant thermal recovery, coming into effect as from December 1, 2011. This increase heavily impacted on the costs recorded in the first semester of 2012, but after we obtained an injunction that reversed the increase (see Note 9.g. to the consolidated financial statements) we could continue our processing activities with a moderate cost increase.

Financial and Operational Indicators of Liquids Production and Commercialization Segment

	2012	20112010
(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	1,835.7	1,179.2	1,010.4
Operating Income	683.1	507.8	404.7
Depreciation of property, plant and equipment	44.9	41.5	38.6
Investments in property, plant and equipment	33.9	33.2	33.9
Identifiable Assets	678.7	617.8	497.9
OPERATING STATISTICS:
Liquids total production (in thousands of short tons “short tn”)	997.9	941.0	986.2
Gas processing capacity (in Bcf/d)	1.6	1.6	1.6
Storage capacity (in short tn)	60,450	60,450	60,450

(1)

Information corresponding to consolidated financial statements.

Other Services

This segment, which accounted for 5% of our total revenues in the year 2012, mainly comprises the rendering of midstream and telecommunication services. In 2012, midstream revenues went up compared to the previous year, mainly due to:

▪

the management of the expansion works started in 2006 under the Gas Trust Fund Program, currently ongoing.

▪

the continuity of the construction services related to the expansion of the facilities for the input of re-gasified LNG proceeding from the re-gasification tank located at the Port of Ingeniero White, with the purpose of stepping up deliveries to the transportation system to 600 MMcf/d.

▪

the start up of the co-generation unit at the Cerri Complex, from which we render the service of steam generation and the operation and maintenance of the electricity generation facilities.

Higher revenues offset the decrease in sales related to other compression and conditioning services in the natural gas producers’ areas.

On the other hand, we provided a range of technical services related to connections to the transportation system, engineering inspection, project management, works inspection audits and instrument gauging tasks.

Financial and Operating Indicators of Other Services

2012		2011	2010
(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	135.9	99.1	91.6
Operating Income	30.8	4.4	14.5
Depreciation of property, plant and equipment	15.4	12.9	12.6
Investments in property, plant and equipment	13.1	26.5	34.5
Identifiable Assets	287.5	253.2	250.5
OPERATING STATISTICS:
Compression capacity (in HP)	32,560	39,760	42,000
Treatment capacity (in MMcf/d)	117	117	117

(1)

Information corresponding to consolidated financial statements.

Conduction of Operations, Safety, Environment and Quality

In 2012, we once again operated our system preserving our high quality standards, with zero interruptions in the rendering of the natural gas transportation service and overcoming the reliability standards required by the ENARGAS.

In terms of the maintenance of the integrity of our pipeline system, specifically in the mitigation of stress corrosion cracking, we conducted an in-line inspection with the application of EMAT technology, of widely and acknowledged track-record in the gas industry, consisting in the in-line inspection of 224 miles of pipelines located in the Province of Buenos Aires, with higher exposure to this kind of cracking and which are near populated areas. We also performed complementary works to evaluate this kind of cracking and hydrostatic tests that derived in the replacement of pipelines.

We additionally launched an in-line inspection program that involved 1,083 miles of pipelines in the most aged lines of our pipeline system devised to detect, assess and control the phenomenon of corrosion. Another important project we have undertaken is the recoating of over 4 miles of pipelines with the use of our own resources (heavy machinery and staff).

True to our commitment to quality, environment and safety, in 2012 we overcame the maintenance audit of the certification of our Integrated System of Quality, Environmental, Safety and Occupational Health in accordance with ISO 9,001, ISO 14,001 and OHSAS 18,001 standards.

On the topic of safety, we continued our path to consolidate the Cultural Change in Safety, conducting meetings with the Company leaders to strengthen their training in risk analysis and critical observation. To such purposes, we have introduced the “Watch Out” Program in the operative areas to promote the detection of situations that may be the source of potential accidents as well as the early correction of these conditions. On the other hand, the implementation of initiatives for the conduction of the “Preventive Safety Observations” and the “Preventive Risk Analysis Procedure” have resulted in lower accidents rates.

A new Occupational Health space was inaugurated this year at the Cerri Complex. To mark the inauguration of this project, the first Occupational Health Congress was conducted in May 2012, gathering the most important companies of the Petrochemical Park of Bahía Blanca. Additionally, we launched a preventive vehicular driving program and continued with the development of improvements to the medical emergencies plan, among which we can underscore the implementation of a telephone line throughout the whole company to receive assistance in the event of an injury.

Human Resources

Within the framework of the Vision and the Mission of the Company, and in line with our corporate values and commitments, we continued implementing several initiatives to maintain and strengthen our value proposal. These initiatives were mainly focused on two cornerstones: labor relations and technical training.

Labor and union management processes carried out over the year resulted in the closing of significant deals with the personnel, within the framework of collective work agreements. The collective bargaining was agreed without the occurrence of any union conflicts whatsoever.

To address the need for qualified staff in the different specialization areas required for our operations, we have continued working on the development of several technical training schools and didactic material to promote in-company training of the staff.

We have a number of technical schools focused on the following areas of corporate knowledge: cathodic protection, valves, pipeline operation, welding, gas turbine compressors, centrifugal compressors, lube and oil, mechanics, electricity and instrumentation, compressor plants operation and chromatography. This training will allow us to continue addressing successfully our workforce’s generational shift, and adequately meet the regulatory entity’s requirements in terms of our personnel’s technical competence for the purposes of operative reliability.

In terms of the management of our human resources, once again we have been identified as the most preferred employer by the magazine Apertura, in a survey conducted among 300 acknowledged companies in Argentina.

As responsible employers, we have made progress with the institutional program known as “More for You”, devised for the prevention of illness and promotion of the health of our employees and their families.

CSR and Sustainable Development

The commitment to a sustainable management model based on Social Responsibility implies an ethical and honest performance in every aspect of our business.

We have a CSR policy that sets forth the guidelines to develop a responsible management, integrating the social, environmental and economic aspects of all the activities of the Company to generate value both for its shareholders and other stakeholders.

In 2012, we began a process to strengthen our CSR within the Operations Department, with the purpose of developing performance indicators and making progress towards a sustainable development of our business.

Consistently, during 2012, the middle management of the Operations Department received training, with the objective to define a knowledge basis on concepts such as sustainable development, due diligence, human rights and company, along the lines of the principles outlined by the Global Compact, which we joined in 2004.

TGS is projected towards a sustainable management of its business through the definition of its main indicators, which will be included in our Sustainability Report- an important communication tool that allows the enhancement of the existing processes.

In terms of the programs we are still conducting in the proximities of our facilities, this year is the 10th Anniversary of our Corporate Volunteer Program “Help us to Help”.

We are still working jointly with Instituto La Piedad de Bahía Blanca, in the “Learn a Trade” Training Program, which in cooperation with the German Government facilitated the training of over 100 youths and adults in woodwork, welding, Autocad, computer and cooling units repairs among others.

In cooperation with Fundación Cruzada Patagónica, we conducted improvements in the infrastructure of the CEI San Ignacio in Junín de los Andes and at the Cholila School in Río Negro, always through training activities.

Through Cruzada Patagónica, Mapuche families get access to a minimum production that allows them to be self-sufficient by means of the development of greenhouses and training activities.

In support of several charitable institutions, we addressed local issues through the donation of tools, unused material and vehicles for voluntary firemen in the different regions.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2012 and December 31, 2011 and for the nine-month periods ended September 30, 2012 and 2011 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.c. to the consolidated iterim financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”).

The Company’s consolidated financial statements for the year ended December 31, 2012 has been subject to an audit performed by Price Waterhouse & Co. S.R.L., and for the years ended December 2011, 2010, 2009 and 2008 have been subject to an audit performed by KPMG, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2012 and 2011 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadística y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

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2. Implementation Plan for the Adoption of International Financial Reporting Standards (“IFRSs”)

On December 29, 2009, CNV issued Resolution No. 562 which provides for the application of TR No. 26 (modified by TR No. 29) approved by the Argentine Federation. This TR establishes that certain Argentine companies, which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012. With the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012 the CNV issued Resolution No. 600 which postpones the mandatory adoption of the IFRSs for financial statements issued for the interim periods and fiscal year beginning January 1, 2013. Subsequently, on December 20, 2012, the CNV, through Resolution No. 613, provided that the licensee companies of public transportation and distribution of natural gas and their controlling companies must submit their financial statements prepared on the basis of IFRS as of January 1, 2013, not being applicable IFRIC 12, taking into account the current conditions of the license agreements.

As of  the date of the issuance of these consolidated financial statements, TGS has complied with the implementation plan. The effects of the adoption of IFRS and the reconciliations required by TR No. 26 are included in Note 2.t. to the consolidated financial statements.

3. Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2012 and 2011:

	2012	2011	Variation
	(in millions of pesos)
Net revenues	2,575.0	1,853.9	721.1
Natural Gas Transportation	603.4	575.6	27.8
Natural Gas Liquids ("Liquids") production and
commercialization	1,835.7	1,179.2	656.5
Other services	135.9	99.1	36.8
Cost of sales	(1,351.8)	(937.0)	(414.8)
Operating costs	(1,128.2)	(723.3)	(404.9)
Depreciation and amortization	(223.6)	(213.7)	(9.9)
Gross profit	1,223.2	916.9	306.3
Administrative and selling expenses	(517.5)	(364.4)	(153.1)
Operating income	705.7	552.5	153.2
Other expenses, net	(11.2)	(5.7)	(5.5)
Gain on related companies	0.10	1.5	(1.4)
Net financial expense	(325.1)	(188.8)	(136.3)
Income tax expense	(130.3)	(128.8)	(1.5)
Net income	239.2	230.7	8.5

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Overview

For the year ended December 31, 2012, the Company has reported a net income of Ps. 239.2 million, in comparison to the Ps. 230.7 million reported in the year 2011.

The net income increase, of Ps. 8.5 million, for the fiscal year and the three-month period ended December 31, 2012, compared to the same periods of 2011, was mainly driven by a better performance of the Production and Commercialization of Natural Gas Liquids (“Liquids”) business segment, which mostly explains the increase in operating income of Ps 153.2 million. This positive effect was partially offset by a higher foreign exchange loss in the fourth quarter and full year periods as the Argentine peso's devaluation was greater than in 2011’s.

Net revenues

Natural Gas Transportation

Natural Gas Transportation represented approximately 23% and 31% of total net revenues during the years ended December 31, 2012 and 2011, respectively. Natural Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the natural gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system.

Natural gas transportation revenues for the year ended December 31, 2012 increased by Ps. 27.8 million compared to 2011. Higher revenues of Ps. 10.4 million were generated by the operation and maintenance of the Natural Gas Transportation assets associated with the expansions which started operating at the end of 2011 and belong to certain gas trusts (fideicomisos de gas). In addition, a new firm transportation contract became effective as of June 2012 generating higher revenues amounting to Ps. 6.1 million as well as interruptible transportation services increased revenues of Ps. 4.2 million.

Production and commercialization of liquids

Unlike the gas transportation segment, the production and commercialization of liquids segment is not subject to regulation by ENARGAS.

Net revenues from the production and commercialization of liquids segment represented approximately 71% and 64% of TGS’s total net revenues during years ended December 31, 2012 and 2011, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline for both on our own account and on behalf of TGS’s clients. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenues from the production and commercialization of liquids segment increased by Ps. 656.5 million in 2012 in comparison with 2011. This variation is mainly due to: (i) an increase in the

16

volume exported generating a Ps. 190.5 million increase in net revenues, (ii) Ps. 176.7 million generated by higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed minor volumes of natural gas, (iii) the Argentine peso devaluation which increased Net Revenues in Ps. 111.5 million, and (iv) Ps. 85.6 million by the rise in the ethane price of more than 30% in the first semester of 2012, reflecting the pass through effect of the production cost increase in relation to tariff charge mentioned below.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the year ended December 31, 2012, Other Services revenues increased by Ps. 36.8 million in comparison with the 2011. This increase is mainly explained by higher revenues of Ps. 26.1 million generated by higher revenues reported related to construction services rendered in connection with expansion works in the natural gas transportation pipeline system.

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the year ended December 31, 2012, increased by Ps. 567.9 million, compared to the year 2011. This variation is mainly due to a Ps. 127.6 million increase in variable production costs of Liquids resulting from the rise in the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas. The tariff charge went up, effective December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas. Within the framework of a legal action, on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in Resolution No.1,982/11 and to continue the billing and collection of the amounts stated prior to the issuance of said Resolution (for further information, see Note 7.b. to the consolidated financial statements).

Moreover, in addition to the increase in the natural gas price which generated a higher charge of Ps. 107.0 million, the Company processed a higher flow of natural gas for its own account, incurring in higher costs totaling Ps. 55.5 million, which is partly due to lower natural gas processing from TGS’ clients. Finally, the export taxes increased by Ps.137.8 million, mainly due to higher exports.

Other expenses, net

Other expenses, net, recorded in the year ended December 31, 2012 a Ps. 5.5 million increase in comparison with 2011, mainly as a result of revenue in 2011’s period amounting to Ps. 16.0 million which corresponds to the early cancellation of a contract related to the Liquids business segment which was partially compensated by lower contingency accruals.

17

Net financial expense

Net financial expense increased by Ps. 136.3 million in the year ended December 31, 2012 compared to 2011. The breakdown of net financial results is as follows:

	2012	2011
	(in millions of pesos)
Generated by assets
Interest income	35.6	34.2
Foreign exchange gain	70.1	58.9
Subtotal	105.7	93.1

Generated by liabilities
Interest expense	(177.1)	(144.5)
Foreign exchange loss	(229.0)	(117.3)
Other financial charges	(24.7)	(20.1)
Subtotal	(430.8)	(281.9)
Total	(325.1)	(188.8)

This increase is mainly related to the Ps. 100.5 million increase in the foreign exchange loss generated by a higher devaluation of the local currency in the year ended December 2012, in comparison with 2011.

Income tax expense

For the year ended December 31, 2012, TGS reported a Ps. 130.3 million income tax expense, compared to Ps. 128.8 million reported in 2011. This Ps. 1.5 million increase is principally due to higher taxable income reported in the 2012.

4. Liquidity

The Company’s primary sources and application of funds during the years ended December 31, 2012 and 2011, are shown in the table below:

	2012	2011	Variation
	(in millions of pesos)
Cash flows provided by operating activities	535.1	440.4	94.7
Cash flows used in investing activities	(215.4)	(277.4)	62.0
Cash flows provided by / (used in) financial activities	26.7	(905.9)	932.6
Net increase / (decrease) in cash and cash equivalents	346.4	(742.9)	1,089.3

18

Cash flow from operating activities in 2012, amounted to Ps. 535.1 million, which increased more than 20% compared to cash flow from operating activities generated in 2011. This increase is mainly due to the higher cash flow generated by the Liquids business, which was partially offset by the decline in cash flow generated by the Natural Gas Transportation business.

Cash flow used for investing activities decreased by Ps. 62.0 million. Notwithstanding, capital expenditures rose by 28% and amounted to Ps. 215.4 million.

The Board of Directors, in its meeting held on December 6, 2012, approved the distribution of cash dividends of Ps. 150 million, affecting part of the reserve for future dividends created by the Ordinary Annual Shareholders’ Meeting. This dividend was effectively paid in January 2013.

5. Fourth Quarter 2012 vs. Fourth Quarter 2011

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2012 and 2011:

	2012	2011	Variation
	(in millions of pesos)
Net revenues	875.7	608.1	267.6
Natural Gas transportation	157.0	139.6	17.4
Liquids production and commercialization	691.7	434.1	257.6
Other services	27.0	34.4	(7.4)
Cost of sales	(377.0)	(292.5)	(84.5)
Operating costs	(320.6)	(237.9)	(82.7)
Depreciation and amortization	(56.4)	(54.6)	(1.8)
Gross profit	498.7	315.6	183.1
Administrative and selling expenses	(209.9)	(137.9)	(72.0)
Operating income	288.8	177.7	111.1
Other income / (expenses), net	0.7	(1.3)	2.0
Gain on related companies	(0.2)	(0.2)	0.0
Net financial results	(129.5)	(52.1)	(77.4)
Income tax	(56.3)	(45.1)	(11.2)
Net income	103.5	79.0	24.5

Total net revenues for the fourth quarter of 2012 increased by 44.0% in comparison with the same period in 2011. Natural Gas transportation revenue for the fourth quarter of 2012 increased by Ps. 17.4 million. This increase is mainly explained by higher revenues generated by adittional interruptible and firm transportation services rendered, as well as more services rendered in the operation and maintenance of the Natural Gas Transportation pipeline system expansion carried out by the gas trusts.

The Production and Commercialization of Liquids segment revenue increased by 257.6 million, which was mainly attributable to: (i) a higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed minor volumes of natural gas, and (ii) an increase in the tons sold in Argentina and the international markets.

19

In the fourth quarter of 2012, Other Services revenues decreased by Ps. 7.4 million, wich is mainly explained by higher revenues reported in the fourth quarter of 2011 related to construction services rendered in connection with expansion works in the natural gas transportation pipeline system.

Costs of sales and administrative and selling expenses for the fourth quarter of 2012 increased by Ps. 156.5 million, to Ps. 586.9 million in the fourth quarter of 2012 from Ps. 430.4 million in the same previous year period. This variation is mainly attributable to higher variable Liquids production cost and taxes on exports, both of which are associated with higher Liquids volume produced and sold.

Net financial expense recorded a negative variation of Ps. 77.4 million in the fourth quarter of 2012. This increase was mainly related to the increase in the foreign exchange loss generated by a higher devaluation of the local currency in 2012’s period, which has impacted TGS’ dollar denominated net liability position.

For the fourth quarter of 2012, TGS reported a Ps. 56.3 million income tax expense, which increased by Ps. 11.2 million compared to the same period of 2011. This increase is due to higher taxable income reported in the period of 2012.

6. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of December 31, 2012, 2011, 2010, 2009 and 2008:

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated financial statements)

	2012	2011	2010	2009	2008
Current assets	1,460,188	878,865	1,471,755	1,468,040	829,384
Non-current assets	4,105,251	4,145,301	4,139,590	4,151,150	4,203,940
Total	5,565,439	5,024,166	5,611,345	5,619,190	5,033,324

Current liabilities	828,543	575,301	574,145	607,764	358,185
Non-current liabilities	2,694,186	2,495,373	2,338,387	2,415,394	2,259,081
Subtotal	3,522,729	3,070,674	2,912,532	3,023,158	2,617,266
Minority interest	1	1	1	1	1
Shareholders´ equity	2,042,709	1,953,491	2,698,812	2,596,031	2,416,057
Total	5,565,439	5,024,166	5,611,345	5,619,190	5,033,324

20

7. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2012, 2011, 2010, 2009 and 2008:

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated financial statements)

	2012	2011	2010	2009	2008
Operating income	705,733	552,493	363,393	561,517	431,432
Other expenses, net	(11,177)	(5,686)	(4)	(27,145)	(15,624)
Gain on related companies	90	1,479	1,202	(540)	1,203
Net financial results	(325,085)	(188,813)	(163,166)	(212,120)	(98,531)
Net income before income tax	369,561	359,473	201,425	321,712	318,480
Income tax expense	(130,343)	(128,794)	(68,319)	(111,738)	(112,234)
Net income for the period	239,218	230,679	133,106	209,974	206,246

8. Statistical Data (Physical Units)

9. Comparative ratios

	As of December 31,
	2012	2011	2010	2009	2008
Liquidity (Current assets to current liabilities)	1.76	1.53	2.56	2.42	2.32
Shareholders’ equity to total liabilities	0.58	0.64	0.93	0.86	0.92
Non current assets to total assets	0.74	0.83	0.74	0.74	0.84
Profitability (Net income to average shareholders’ equity)	0.09	0.09	0.05	0.08	0.08

21

10. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2012	2011	2010	2009	2008
January	2.78	4.79	2.16	1.77	3.30
February	2.75	4.45	2.14	1.44	3.08
March	2.88	3.90	2.60	1.52	2.90
April	2.63	4.50	2.59	1.47	2.74
May	2.62	3.10	2.50	1.45	2.66
June	2.20	3.22	2.50	1.78	2.30
July	2.30	3.14	2.93	1.83	2.35
August	2.27	3.20	2.75	1.80	2.13
September	2.12	2.85	2.78	2.35	1.88
October	1.90	3.20	3.16	2.20	1.29
November	1.92	2.80	3.95	2.08	1.41
December	2.22	2.75	4.61	2.20	1.40

11. Outlook

In 2013 we will seek to work jointly with the National Government to implement the license renegotiation agreement, which includes a tariff re-composition that ensures the sustainability of the natural gas transportation business. We will also keep managing the expansion works in our pipeline system promoted by the Argentine Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our revenues related to the operation and maintenance of the assets owned by the Trust Funds as well. Within our goals we also contemplate the renewal of the firm natural gas transportation agreements that expire in the short term.

Within the scope of the Liquids business, our action will be aimed at ensuring the availability of natural gas for its processing at reasonable costs, we will work to minimize negative impacts derived from external factors and we will remain alert to seize feasible alternatives for the supply of natural gas. We will also strive to maximize export prices through a wider participation of bidders in new bidding processes and the development of alternative markets.

With respect to the Other Services business segment, we will search for opportunities related to the rendering of logistics services in Puerto Galván and the optimization of the telecommunications service.

In the oncoming year, we intend to take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the gas transportation system; we plan to strengthen the continuous improvement process in safety and occupational health by means of several actions -such as risk management standardization and systemization in pipelines, compressor plants and processing facilities-; and lastly, we are determined to go further ahead with the permanent technical training of our operations staff and strengthen it with new initiatives.

22

Board of Directors Proposal

The Board of Directors of the Company has decided to submit the issue of how to apply the fiscal year’s result to the criteria and decision of the Ordinary Shareholders Meeting, which will consider the approval of the financial statements for the fiscal year ended December 31, 2012.

Autonomous City of Buenos Aires, January 29, 2013.

Ricardo I. Monge

Chairman of the Board of Directors

23

1

TGS

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In thousands of Argentine Pesos as described in Note 2.c.
except for net income per share and net income per ADS stated in Argentine Pesos)

	2012	2011
Net revenues (Note 3)	2,574,968	1,853,875
Cost of sales (Exhibit F)	(1,351,734)	(936,986)
GROSS PROFIT	1,223,234	916,889
Administrative expenses (Exhibit H)	(94,268)	(86,998)
Selling expenses (Exhibit H)	(423,233)	(277,398)
OPERATING INCOME	705,733	552,493
Gain on related companies	90	1,479
FINANCIAL EXPENSES, NET	(325,085)	(188,813)
Generated by assets		
Interest income	35,656	34,244
Foreign exchange gain	70,090	58,900
	105,746	93,144
Generated by liabilities (Exhibit H)		
Interest expense	(177,153)	(144,517)
Foreign exchange loss	(228,989)	(117,346)
Other expenses and financial charges	(24,689)	(20,094)
	(430,831)	(281,957)
Other expenses, net (Note 2.r)	(11,177)	(5,686)
NET INCOME BEFORE INCOME TAX	369,561	359,473
Income tax expense (Note 2.l)	(130,343)	(128,794)
NET INCOME FOR THE YEAR	239,218	230,679
Net income per share (Note 2.s)	0.30	0.29
Net income per ADS (Note 2.s)	1.51	1.45

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

2

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012										2011
	Shareholders' contributions			Retained earnings							
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Voluntary Reserve	Future Dividends Reserve	Future Capital Expenditures Reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	550,805	1,345,300	213,384	164,128	-	-	230,679	608,191	1,953,491	3,293,019
Adjustment on prior year [(1)]	-	-	-	-	-	-	-	-	-	-	(594,207)
Modified balance at the beginning of year	794,495	550,805	1,345,300	213,384	164,128	-	-	230,679	608,191	1,953,491	2,698,812
Resolution of the Ordinary Shareholders' Meeting held on April 29, 2011:											
Cash dividends	-	-	-	-	-	-	-	-	-	-	(976,000)
Resolution of the Ordinary Shareholders' Meeting held on April 12, 2012:											
Legal Reserve	-	-	-	11,534	-	-	-	(11,534)	-	-	-
Future Dividends Reserve	-	-	-	-	(164,128)	268,291	-	(104,163)	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	114,982	(114,982)	-	-	-
Resolution of the Ordinary Board of Directors' Meeting held on December 6, 2012:											
Cash dividends	-	-	-	-	-	(150,000)	-	-	(150,000)	(150,000)	-
Net income for the year	-	-	-	-	-	-	-	239,218	239,218	239,218	230,679
Balances at the end of the year	794,495	550,805	1,345,300	224,918	-	118,291	114,982	239,218	697,409	2,042,709	1,953,491

(1) See Note 2.a).

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

3

4

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Group Petrobras Argentina”), which altogether hold 50% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the trust”) who has a trust shareholding of 40%; and (iii) EPCA S.A. (“EPCA”) –belonging to Pampa Energía S.A. (“Pampa Energía”)- with the remaining 10%.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía Group.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) as approved by Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) of the Autonomous City of Buenos Aires and the regulations of the Comisión Nacional de Valores (“CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the CPCECABA. The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

5

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Detailed data reflecting subsidiary direct control as of December 31, 2012 and 2011 is as follows:

Company	% of shareholding and votes	Closing date	Legal address
Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the years ended December 31, 2012 and 2011.

a)

Adjustment on prior years information

On October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with debit to Accumulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, TGS recognized this liability (which was disclosed in Notes to the Financial Statements until the previous year) during the year ended December 31, 2011.

Moreover, Resolution No. 576 allows the Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders´ Equity, which do not represent shares or reserved earnings. To that purpose, and following the provisions of said CNV Resolutions, the Ordinary Shareholders’ Meeting held on December 21, 2011 approved the reallocation of the debit to Accumulated Retained Earnings at the beginning of the year with balance to the account Inflation Adjustment to Common Stock allocated in the Shareholders’ Equity of the Company.

The effect of the change in the accounting valuation method was Ps. 594,207 in the Accumulated Retained Earnings at the beginning of the year ended December 31, 2011. Moreover, said change in the accounting valuation method represented a positive impact of Ps. 30,505 and Ps. 29,957 on the Net Income for years ended December 31, 2012 and 2011, respectively.

The accounting information of the financial statements for the year ended December 31, 2011 disclosed for comparative purposes has been modified according to the provisions of TR No. 17 of the Argentine Federation for a disclosure under uniform basis.

b)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables. Actual results could be significantly different from such estimates.

6

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2012 and 2011 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

In light of the financial situation of MetroGAS, its account receivables have been valued at their present value according to the future estimated cash flows generated by its payment collection using a market interest rate. For further information, see Note 9.e).

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas of TGS (in excess of the “Line Pack” classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Due to the fact that the inventories have a high turnover, they have been valued at monthly average cost which does not differ significantly from the replacement cost or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

7

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

g)

Current investments

Bank accounts, time deposits and loans have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at year-end.

Loans balance in Current Investments is comprised of a loan granted to Pampa Energía. For further information see Note 10.

h)   Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

i)   Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of  September 30, 2012 and 2011 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2012 and 2011, the investment in Link has been adjusted by Ps. 3,642 and Ps. 3,783, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2012 of Link, TGU and EGS, from this date to December 31, 2012; and, (ii) the financial statements as of September 30, 2011 of Link, TGU and EGS, from this date to December 31, 2011.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

j)   Property, plant and equipment, net

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.c).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

8

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 16,056 and Ps. 18,200 for the years ended December 31, 2012 and 2011, respectively.

Based on the projections made as discussed in Notes 2.b) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)   Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

l)   Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

9

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Current tax	(172,272)	(149,279)
Temporary differences variation	43,277	19,714
Tax loss carryforwards	(1,348)	771
Income tax expense	(130,343)	(128,794)

The components of the net deferred tax assets and liabilities as of December 31, 2012 and 2011 are the following:

Non-current deferred tax assets and liabilities	2012	2011
Allowance for doubtful accounts	1,219	1,175
Deferred revenues	(237)	(356)
Tax credits discounted value loss	10,950	3,347
Account receivables discounted value	3,568	-
Intangible assets	(872)	(1,197)
Property, plant and equipment, net	(628,881)	(656,033)
Other provisions	3,946	2,343
Provision for contingencies	49,371	46,406
Current investments	(111)	(9)
Income tax loss carryforward	-	1,424
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(561,047)	(602,900)

(1)

Net of deferred tax asset of Ps. 67 and Ps. 1,548 recorded under Other non-current receivables as of December 3, 2012 and 2011, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2012 and 2011 as follows:

	2012	2011
Pre-tax income	369,561	359,473
Statutory income tax rate	35%	35%
Pre-tax income at statutory income tax rate	(129,348)	(125,816)
Permanent differences at statutory income tax rate:
- Non-taxable income or non-deductible expenses	120	657
- Others	(1,115)	(3,635)
Income tax expense	(130,343)	(128,794)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.b).

m)   Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset

10

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2012 and 2011, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

n)   Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the natural gas transportation services that will cancel said advances.

o)   Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

p)   Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders’ Equity.

q)   Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other Production of Liquids and Other Services contracts, revenues are recognized when services are rendered.

r)   Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-

Accounts that accumulate monetary transactions, at their nominal value.

11

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

-

Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.c).

-

Gain on related companies was determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other expenses, net for the years ended December 31, 2012 and 2011, include the following items:

	2012	2011
Net increase in provisions for contingencies	(13,374)	(24,935)
Revenues from liquids contract termination agreement	-	16,044
Others	2,197	3,205
Total	(11,177)	(5,686)

s)

Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2012 and 2011 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

t)

IFRSs Adoption

On December 29, 2009, CNV issued Resolution No. 562 which provides the application of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012.

Later, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012 the CNV issued Resolution No. 600 which postpones the mandatory adoption of the IFRSs for financial statements issued for the interim periods and fiscal year beginning January 1, 2013. Subsequently, on December 20, 2012, the CNV, through Resolution No. 613, provided that the licensee companies of public transportation and distribution of natural gas and their controlling companies must submit their financial statements prepared on the basis of IFRS as of January 1, 2013, not being applicable IFRIC 12, taking into account the current conditions of the license agreements.

As a result of the first-time adoption of IFRS, the Company took into consideration certain one-time waivers set forth in IFRS 1 – First-time adoption of IFRS (“IFRS 1”) and were used at the time of its initial adoption. Particularly, the Company adopted the following:

-

Transition date: The Company opted to consider as the transition date to measure assets and liabilities according to IFRSs, January 1, 2012.

-

Deemed cost of Property, Plant and Equipment (“PP&E”): The Company considered as "deemed cost" as of the transition date to IFRSs, the cost of the PP&E, restated according to the methodology used under ARGAAP. This restatement procedure is described in Note 2.c. to these consolidated financial statements. Furthermore, the Company will maintain the capitalized foreign exchange loss in the balance of PP&E in accordance with Resolutions No. 3/2002 and No. 87/03 (For further information regarding the capitalized foreign exchange loss, see Note 2.j).

-

Loan Cost (foreign exchange loss): At the transition date, the capitalization of the foreign exchange difference will be kept on major works whose construction will extend over the time. After the transition date, such foreign exchange shall not be capitalized every time it is not considered as an adjustment of interest costs.

12

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Moreover, the IFRSs establish alternative criteria regarding measurement after recognition of assets and liabilities. The Company considered the following alternative method:

-

Measurement after recognition in components of PP&E: After adopting IFRSs for the first time, the IFRSs allow the Company to choose the treatment for the measurement of PP&E components. The International Accounting Standard 16 – Property Plant and Equipment (“IAS 16”) provides that an entity shall choose either the “cost model” or the “revaluation model”. The Company chose to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of said assets, determined as of the transition date according to what it is mentioned above.

Principal impacts of the IFRSs’ implementation

Reconciliations required by IFRS

The foregoing reconciliations and related information are for illustrative purposes only and could be subject to change. The amounts under IFRS will only be final when TGS issues the consolidated financial statements for 2013, the year in which it adopts IFRS for the first time in conformity of CNV regulations. IFRS is not the primary GAAP for the Company for the years ended December 31, 2012, 2011 and 2010, and no corporate or legal decision may be made on the basis of the IFRS information provided.

According to the provisions of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation, reconciliations of equity determined in accordance with professional effective accounting standards and in accordance with IFRSs at December 31, 2012 and January 1, 2012 and the reconciliation of comprehensive income for the year ended 31 December 2012 are included below. To this end, the Company considered for the preparation of reconciliations, those estimate IFRSs that shall be applicable for the preparation of its financial statements as of December 31, 2013.

The items and amounts included in these reconciliations may be modified if between the date of the issuance of the financial statements and the date of the preparation of the financial statements at year-end that apply IFRS for the first time, new standards and / or interpretations were issued and new significant events occurred in the Company.

•

Reconciliation of net assets at January 1, 2012 and December 31, 2012

	Reference	1/1/2012	12/31/2012
Shareholders’ Equity under AR GAAP		1,953,491	2,042,709
Non-controlling interest		1	1
Subtotal		1,953,492	2,042,710
Effect of the reversal of the foreign exchange loss	1.1	-	(10,132)
Effect of the adjustments on related companies	1.2	(2,372)	(2,257)
Tax effect of the adjustments to IFRS	1.3	-	3,546
Shareholders’ equity under IFRSs		1,951,120	2,033,867

•

Reconciliation of the comprehensive income for the year ended December 31, 2012

	Reference	12/31/2012
Net income according to AR GAAP		239,218
Effect of the reversal of the foreign exchange loss	1.1	(10,132)
Effect of the adjustments on related companies	1.2	115
Tax effect of the adjustments to IFRS	1.3	3,546
Comprehensive income under IFRSs		232,747

Attributable to:
Shareholders of the company		232,747
Non-controlling interest		-
		232,747

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

•

Financial Statements under IFRSs

The balance sheets under effective accounting standards reconciled to IFRS are presented below:

01/01/2012					
	Accounting standards	Recognition and measurement reconciliations		Presentation and disclosure reconciliations		IFRSs
CURRENT ASSETS						
Cash and cash equivalents	234,209	-		112,443	2.5	346,652
Investments	225,083	-		(112,443)	2.5	112,640
Accounts receivable, net	340,424	-		-		340,424
Other receivables	71,561	-		29,103	2.3	100,664
Inventories	7,588	-		-		7,588
Total current assets	**878,865**	-		**29,103**		**907,968**
NON-CURRENT ASSETS						
Accounts receivable	52,111	-		-		52,111
Other receivables	73,994	-		(1,548)		72,446
Investments	3,221	(2,372)	1.2	-		849
Property, plant and equipment, net	4,012,556	-		(29,103)	2.3	3,983,453
Intangible assets, net	3,419	-		-		3,419
Net deferred tax asset				1,548		1,548
Total non-current assets	**4,145,301**	**(2,372)**		**(29,103)**		**4,113,826**
Total assets	**5,024,166**	**(2,372)**		-		**5,021,794**
CURRENT LIABILITIES						
Accounts payable	291,539	-		-		291,539
Loans	15,846	-		-		15,846
Payroll and social security taxes pay	53,064	-		-		53,064
Taxes payable	49,136	-		-		49,136
Advances from customers	29,208	-		-		29,208
Other liabilities	5,744	-		-		5,744
Provisions for contingencies	130,764	-		-		130,764
Total current liabilities	**575,301**	-		-		**575,301**
NON-CURRENT LIABILITIES						
Loans	1,609,799	-		-		1,609,799
Taxes payable	604,448	-		(604,448)		-
Advances from customers	281,126	-		-		281,126
Deferred tax liabilities	-	-		604,448		604,448
Total non-current liabilities	**2,495,373**	-		-		**2,495,373**
Total liabilities	**3,070,674**	-		-		**3,070,674**
Non-controlling interest	1	-		(1)	2.4	
SHAREHOLDERS´ EQUITY	**1,953,491**	**(2,372)**		**1**	**2.4**	**1,951,120**
TOTAL LIABILITIES + SHAREHOLDERS´ EQUITY	**5,024,166**	**(2,372)**		-		**5,021,794**
SHAREHOLDERS´ EQUITY						
Attributable to shareholders´ company						1,951,119
Non-controlling interest						1
						1,951,120

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

12/31/2012					
	Accounting standards	Recognition and measurement reconciliations		Presentation and disclosure reconciliations		IFRSs
CURRENT ASSETS						
Cash and cash equivalents	87,141	-		605,903	2.5	693,044
Investments	744,426	-		(605,903)	2.5	138,523
Accounts receivable, net	449,118	-		-		449,118
Other receivables	125,221	-		42,357	2.3	167,578
Inventories	54,282	-		-		54,282
Total current assets	**1,460,188**	-		**42,357**		**1,502,545**
NON-CURRENT ASSETS						
Accounts receivable	48,057	-		-		48,057
Other receivables	50,875	-		(67)		50,808
Investments	3,311	(2,257)	1.2	-		1,054
Property, plant and equipment, ne	4,000,519	(10,132)	1.1	(42,357)	2.3	3,948,030
Intangible assets, net	2,489	-		-		2,489
Deferred tax assets	-	-		67		67
Total non-current assets	**4,105,251**	**(12,389)**		**(42,357)**		**4,050,505**
Total assets	**5,565,439**	**(12,389)**		-		**5,553,050**
CURRENT LIABILITIES						
Accounts payable	362,349	-		-		362,349
Loans	22,569	-		-		22,569
Payroll and social security taxes pa	53,221	-		-		53,221
Taxes payable	73,848	-		-		73,848
Dividends payable	145,368	-		-		
Advances from customers	24,639	-		-		24,639
Other liabilities	2,495	-		-		2,495
Provisions for contingencies	144,054	-		-		144,054
Total current liabilities	**828,543**	-		-		**828,543**
NON-CURRENT LIABILITIES						
Loans	1,853,510	-		-		1,853,510
Taxes payable	561,114	-		(561,114)		-
Advances from customers	279,562	-		-		279,562
Deferred tax liabilities	-	3,546	1.3	561,114		564,660
Total non-current liabilities	**2,694,186**	**3,546**		-		**2,697,732**
Total liabilities	**3,522,729**	**3,546**		-		**3,526,275**
Non-controlling interest	1	-		(1)	2.4	
SHAREHOLDERS´ EQUITY	**2,042,709**	**(15,935)**		**1**	**2.4**	**2,026,775**
TOTAL LIABILITIES + SHAREHOLDERS´ EQUITY	**5,565,439**	**(12,389)**				**5,553,050**
SHAREHOLDERS´ EQUITY						
Attributable to shareholders´ company						2,033,866
Non-controlling interest						1
						2,033,867

The statement of income under effective accounting standards reconciled to IFRS is presented below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Recognition and Measurement differences

With respect to the major identifiable differences in measurement, the following may be mentioned:

1.1

In accordance with professional accounting standards effective, the Company has capitalized as part of the cost of major construction projects whose construction will extend over time foreign exchange differences and interest accrued on loans affected for the construction of such assets. For purposes of the application of IFRS, the Company has accrued interest only on loans affected.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Consequently, the conversion to IFRS adjustment reflects the foreign exchange differences that should not be activated in accordance with IFRS.

1.2

Generated by the effect of the adjustments in the equity and the results of companies accounted for under the equity method.

1.3

It is included in this line of the reconciliation the tax effect of the adjustments made in the process of transition to IFRS.

Disclosure differences

With respect to the major identifiable differences in disclosure, the following may be mentioned:

2.1

Under IFRS, expenses in the income statement can be grouped by their nature or according to the type of activity (operation, administration and commercialization).

2.2

Items that under professional effective accounting standards approved by CPCECABA are allocated to Other expenses, net, under IFRS should be reclassified as a result of operations or financial results, as appropriate.

2.3

Under IFRS, advances to suppliers for acquisition of fixed assets are disclosed as Other Receivables. Under Argentine GAAP, they are recorded as PP&E.

2.4

Under IFRS, non-controlling interest is exposed as part of the Shareholders’ equity. Under Argentine GAAP, it is exposed as a middle line between liabilities and Shareholders’ equity.

2.5

Under IFRS, cash and cash equivalents include cash and those investments with an original maturity of more than three months. Under Argentine GAAP current investments include both those considered as cash and cash equivalents and those who are not.

Meanwhile, in the case of interim financial statements, there is a possibility of preparing “condensated” financial statements which are more synthetic than those for annual periods under IFRS and whose content differs in certain respects from those presented currently under professional effective accounting standards approved by CPCECABA.

Moreover, the IFRSs establish more requirements regarding disclosure (basically for the annual financial statements) than Argentine GAAP. Among others: information about financial risk administration of the Company, related parties, categorization of financial instruments and the fair value of assets and liabilities.

Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

On September 13, 2012, CNV issued Resolution No. 609 which provides that the positive difference between the balance of accumulated retained earnings at the beginning of the first fiscal year adopting IFRS and its balance at the end of the last fiscal year applying  effective accounting standards, shall be reallocated to a special reserve. This special reserve shall not be distributed in cash not even in kind among the shareholders, and it only shall be withdrawn for its capitalization or to absorb a negative balance of Accumulated Retained Earnings account.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

3.   CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income consists of net revenues minus operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Year ended December 31, 2012	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Corporate	Total
Net revenues	603,355	1,835,738	135,875	-	2,574,968
Operating income / (loss)	109,589	683,086	30,807	(117,749)	705,733
Depreciation of property, plant and equipment	163,293	44,918	15,414	10,045	233,670
Additions to property, plant and equipment	146,561	33,918	13,139	17,458	211,076
Identifiable assets	3,691,180	678,749	287,450	908,060	5,565,439
Identifiable liabilities	486,855	179,892	17,040	2,838,942	3,522,729
Year ended December 31, 2011
Net revenues	575,639	1,179,174	99,062	-	1,853,875
Operating income / (loss)	150,480	507,848	4,367	(110,202)	552,493
Depreciation of property, plant and equipment	159,371	41,522	12,856	6,639	220,388
Additions to property, plant and equipment	106,012	33,231	26,450	11,484	177,177
Identifiable assets	3,621,981	617,823	253,070	531,292	5,024,166
Identifiable liabilities	445,697	162,762	13,325	2,448,890	3,070,674

The Company renders services of natural gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
MetroGAS S.A. (“MetroGAS”)	184,288	182,503
Camuzzi Gas Pampeana S.A.	98,062	96,877
Gas Natural BAN S.A. (“BAN”)	70,487	70,102
Petrobras Argentina	32,360	32,801
Camuzzi Gas del Sur S.A.	24,388	23,827

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Petrobras Global Trading BV (“Petrobras Global”), PBB-Polisur S.A. (“Polisur”) and Petroleo Brasileiro. Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the Production and Commercialization of Liquids) for the years ended December 31, 2012 and 2011  are as follows:

	2012	2011
Petrobras International Finance Company (“PIFC”)	-	9,332
Polisur	580,325	367,059
Petredec	342,757	567,734
Trafigura Beheer B.V. Amsterdam (“Trafigura”)	34,831	186,016
Petroleo Brasileiro	256,447	195,094
Petrobras Global	487,314	-

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2012 AND 2011

	2012		2011
a)	Current accounts receivable, net
	Natural gas transportation
	Common	135,488	90,843
	Related parties (Note 10)	7,490	5,420
	Subtotal	142,978	96,263
	Production and commercialization of liquids
	Common	99,932	165,346
	Related parties (Note 10)	140,658	41,863
	Subtotal	240,590	207,209
	Other services
	Common	42,004	30,303
	Related parties (Note 10)	27,670	10,646
	Subtotal	69,674	40,949
	Allowance for doubtful accounts	(4,124)	(3,997)
	Total	449,118	340,424
b)	Other current receivables
	Tax credits	54,159	488
	Prepaid expenses	11,040	8,807
	Advances to suppliers	25,045	31,898
	Subsidies receivable	21,560	19,599
	Tax to be recovered	-	1,276
	Others	13,417	9,493
	Total	125,221	71,561
c)	Non-current accounts receivable
	MetroGAS (1)	27,176	27,176
	Gas trust fund	45,580	45,946
	Profertil S.A. (“Profertil”)	2,477	6,165
	Allowance for doubtful accounts (1)	(27,176)	(27,176)
	Total	48,057	52,111

d)	Other non-current receivables
	Deferred income tax (Note 3)	67	1,548
	Easement expense to be recovered	5,658	4,536
	Tax credits (2)	41,163	63,239
	Others	3,987	4,671
	Total	50,875	73,994
e)	Accounts payable
	Suppliers	306,892	237,090
	Customers (credit balances)	36,550	26,693
	Related companies	18,906	27,756
	Total	362,349	291,539
f)	Current taxes payable
	Income tax (net of advances and others)	28,876	22,124
	VAT	-	2,579
	Tax on exports	36,884	18,080
	Others	8,088	6,353
	Total	73,848	49,136

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2012	2011
g)	Current advances from customers (3)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742
	Gas Trust	6,578	10,143
	Total Austral S.A. (“Total Austral”)	4,770	4,770
	Pan American Sur S.R.L. (“PAS”)	3,180	3,180
	Others	3,369	4,373
	Total	24,639	29,208
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d)	-	4,541
	Other provisions	1,632	406
	Provision for compensation for Board of Directors and Supervisory Committee	863	800
	Total	2,495	5,744
i)	Non-current taxes payable
	Deferred income tax (Note 3)	561,114	604,448
	Total	561,114	604,448

j)	Non-current advances from customers (3)
	Aluar	171,948	178,690
	Total Austral	15,105	19,875
	YPF	9,571	-
	Pan American Energy S.R.L. (“PAE”)	-	70,287
	PAS	66,825	12,069
	Otros	16,113	205
	Total	279,562	281,126

(1) Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.e).

(2) As of December 31, 2012 and 2011, includes Ps. 38,214 and Ps. 60,291, respectively, of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.

(3) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly iquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Cash and banks (1)	87,141	234,209
Current investments	744,426	225,083
Current investments with an original maturity of more than three months	(138,523)	(112,640)
Total cash and cash equivalents	693,044	346,652

(1)  As of December 31, 2012 and 2011, includes Ps. 47,729 and Ps. 71,155, respectively, corresponding to balances from bank accounts which accrue interest.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Non-cash transactions are as follows:

	2012	2011
Acquisition of property, plant and equipment through an increase in accounts payable	8,672	15,836
Interest capitalization	5,923	9,354

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of December 31, 2012 and 2011 for Ps. 70,370 and Ps. 36,093, respectively.

6.   LOANS

Short-term and long-term debt as of December 31, 2012 and 2011 comprises the following:

	2012	2011
Current loans:
Interests payable 2007 EMTN Program	18,092	15,846
Other loans	4,477	-
Total current loans	22,569	15,846

Non- current loans:
2007 EMTN Program: Series 1 notes	1,837,954	1,609,799
Other loans	15,556	-
Total non-current loans	1,853,510	1,609,799
Total loans	1,876,079	1,625,645

The breakdown of loans according to the currency is the following:

	2012	2011

Argentine pesos	20,033	-
U.S. dollars	1,856,046	1,625,645
Total loans	1,876,079	1,625,645

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. As of December 31, 2012, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

i.

 As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

ii.

For the refinancing of the outstanding financial debt.

iii.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Other Loans:

On August 24, 2012, TGS signed a Ps. 20,000,000 financial loan with Santander Río Bank bearing interests at 15.01% annual rate which are paid monthly. It amortizes principal in nine quarterly and equal installments of Ps. 2,222,000 which are payable as from August 26, 2013.

7.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

The Company’s Natural Gas Transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2013, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. By agreement of the disputing parties, the legal action is suspended until July 17, 2013.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds. In September 6, 2011, the investment plan was considered completed by ENARGAS.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, the Company has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby the Company recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, organism where they were referred by the Supreme Court of Justice for a prior intervention before the issuance of its ruling.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2013. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 the Company called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally required the order of quick sentence.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

  Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is not regulated by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

Despite the Liquids Production and Commercialization segment is not subject to regulation by ENARGAS, the Argentine government has introduced a set of regulations in recent years having an impact on its operations.

On September 19, 2008 the Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten (10), twelve (12) and fifteen (15) kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and its ratification is still pending.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 and 1991/11 (“the Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS’ own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing.

In order to avoid this damage, the Company appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that the Company is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim.

Should this situation disclosed in Note 9.g was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Expansion works initiated in 2006, which where planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2012, the incremental transportation capacity was 314 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of  Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 19.9   million (including accrued interest) as of December 31, 2012 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was paid in cash.

c)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, the Company will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2012 and 2011, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

d)

Distribution of cash dividends

The Board of Directors, in its meeting held on December 6, 2012, approved the distribution of cash dividends of Ps. 150 million, affecting part of the reserve for future dividends created by the Ordinary Annual Shareholders’ Meeting. This dividend was effectively paid in January 2013.

As of December 31, 2012, the debt corresponding to dividends is disclosed under "Dividends payable", which is net of the withholding tax on personal assets to be made to holders of share, if applicable, at the time of cash payment.

9.

LEGAL AND REGULATORY MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Production and Commercialization of Liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

As of December 31, 2012, TGS maintains a provision of Ps. 39.1 million.

b)

 CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2012, TGS has not recorded any provision in this connection.

c)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 by the amount of Ps. 5.9 million. On November 23, 2012, the Company filed its appeal, which is pending.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2012, the Company recorded a provision of Ps. 84.5 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)    GdE against the Company - Reimbursement for the cost of construction of compressor plants

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses.

On January 14, 2004, TGS signed an agreement with UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets.

On November 15, 2011, ENARGAS approved the final works carried out by TGS and offset the provision mentioned above. Finally, in the same act, ENARGAS determined the balance to be paid to the Argentine Government, which was cancelled by TGS on October 25, 2012.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

f)

MetroGAS’ financial situation

MetroGAS’ reorganization process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million and as eventual unsecured credit the amount of Ps. 71.4 million corresponding to the transitory tariff increase (Note 7.a.) accrued between September 1, 2008 and June 16, 2010.

On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by TGS in the respect of the reorganization process of MetroGAS. On May 3, 2011, MetroGAS proposed an only category of Creditors. Subsequently, MetroGAS submitted a reorganization agreement proposal to the admitted creditors, which was improved later on. The meeting of MetroGAS’ creditors was held on June 18, 2012, where the reorganization agreement proposal for the admitted creditors was approved unanimously.

On September 7, 2012, the reorganization agreement was approved and the reorganization process was concluded. On December 20, 2012, the Commercial National Court of First Instance upheld the resolution, approving the reorganization process.

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and pay in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If this event shall have not occurred on or before deadline, Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case the tariff increase is in pursuit of the transitional agreement mentioned in Note 7.a).

As of December 31, 2012, the allowance for doubtful accounts amounted to Ps. 27.2 million.

Post-reorganization proceeding debt

Additionally, MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. In light of this, as of the date of issuance of these financial statements, the Company has taken different measures to the collection, including an intimation to MetroGAS in terms of subsection b.7) of the Service Regime approved by Presidential Decree No. 2.255/92. As of December 31, 2012, the balance due and unpaid involved amounts of Ps. 67.4 million (of which Ps. 50.2 million are due). As of December 31, 2012, this balance was valued at their discounted value as mentioned in Note 2.d).

Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances. In view of the financial situation of MetroGAS described above, the Company's management estimates that the amount of the receivables registered with MetroGAS does not exceed its present value.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

g)

Action for annulment of ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against Resolution No. 1,982/11 and 1,991/11, on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. Furthermore, TGS, to broaden the basis for their demand to issue before it, has referred to the presiding judge confiscatory character that would charge your economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 56.3 million

h)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In January 2011 TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

As from December 2012, the Company signed an agreement to sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until November 2013.

In September 2012, the Company signed an agreement to sell propane and butane for export to Petrobras Global. The price is determined by reference international prices plus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until April 30, 2013.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price.

In December 2012, Petrobras Argentina and TGS entered into an agreement for the transfer of natural gas wealth and sales. The price, which is denominated in U.S. dollars, is determined according to common practices. The agreement will be in force until May 1, 2013, being applicable retroactively to October 1, 2012.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. This one-year term loan bears interests at an annual fixed rate of 6.8% plus VAT. Subsequently this loan was extended for one year at its maturity date with the same conditions as those applicable at the time of grant.

As of December 31, 2012 and 2011, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 863 and Ps. 800 respectively. The accrued amounts for such compensations for the years ended December 31, 2012 and 2011 were Ps. 2,322 and Ps. 2,163, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2012 and 2011 is as follows:

	2012		2011
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controller:
CIESA	37	-	37	-
Affiliate which exercises joint control:
Petrobras Argentina	32,503	18,907	13,920	27,756
Affiliate which exercises significant influence:
Pampa Energía	138,523	-	112,640	-
Affiliates with significant influence:
Link	184	-	334	-
Other related companies:
Petrobras Global	89,835	-	-	-
Petroleo Brasileiro	47,020	-	38,628	-
Compañía Mega S.A.	3,765	-	3,197	-
Refinor S.A.	-	-	409	-
WEB S.A.	2,010	-	948	-
Total	313,877	18,907	170,113	27,756

The detail of significant transactions with related parties for the years ended December 31, 2012 and 2011 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Year ended December 31, 2012

	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina	32,360	22,846	29,256	71,255	52,046	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	6,665
Affiliates with significant influence:
Link	-	-	1,737	-	-	-	-
EGS	-	-	47	-	-	-	-
Other related companies:
Compañía Mega S.A.	757	32,434	1,371	-	-	-	-
Refinor S.A.	-	-	757	-	-	-	-
WEB S.A.	3,048	-	-	-	-	-	-
Petroleo Brasileiro	-	256,447	-	-	-	-	-
Petrobras Global	-	487,314	-	-	-	-	-
Total	36,165	799,041	33,168	71,255	52,046	122	6,665

Year ended December 31, 2011

	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest earned
Controlling shareholder:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina	32,801	46,159	24,903	4,766	41,050	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	1,776
Affiliates with significant influence:
Link	-	-	1,661	-	-	-	-
EGS	-	-	66	-	-	-	-
Other related companies:
PIFC	-	9,332	-	-	-	-	-
Compañía Mega S.A.	752	32,630	2,270	-	-	-	-
Refinor S.A.	-	-	1,939	-	-	-	-
WEB S.A.	3,021	-	-	-	-	-	-
Petroleo Brasileiro	-	195,094	-	-	-	-	-
Total	36,574	283,215	30,839	4,766	41,050	122	1,776

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. EGS is negotiating the completion of the necessary arrangements to implement the transfer mentioned above and its subsequent dissolution.

12.    SUBSEQUENT EVENTS

No subsequent events between the end of the fiscal year and the date of the issuance of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company.

                                                                                  Ricardo I. Monge

                                                                               Board of Directors' Chairman

EXHIBIT A

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

PROPERTY, PLANT AND EQUIPMENT, NET

	2012												2011
	Cost					Depreciation							
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value
Pipelines	3,559,857	-	-	24,081	3,583,938	1,176,953	-	86,199	(1) 2.2	1,263,152	-	2,320,786	2,382,904
Compressor plants	1,289,791	-	33,704 (2)	66,403	1,322,490	656,212	14,010 (2)	57,218	(1) 3.3 to 25	699,420	-	623,070	613,979
Other industrial plants	1,003	-	-	1,865	2,868	167	-	93	(1) 3.3	260	-	2,608	836
Stations of regulation and/or measurement of pressure	122,568	-	-	2,219	124,787	67,397	-	5,107	(1) 4	72,504	-	52,283	55,171
Other technical installations	23,988	-	-	4,354	28,342	17,105	-	914	(1) 6.7	18,019	-	10,323	6,883
Subtotal assets related to gas transportation service	4,997,207	-	33,704	98,922	5,062,425	1,917,834	14,010	149,531		2,053,355	-	3,009,070	3,059,773
Assets related to gas upstream service	127,439	-	-	70,939	198,378	88,627	-	7,332	2.2 to 25	95,959	-	102,419	38,812
Assets related to liquids production and commercialization service	623,003	89	-	25,256	648,348	401,727	-	39,977	(1) 5.9	441,704	-	206,644	221,276
Lands	5,637	-	-	642	6,279	-	-	-	-	-	-	6,279	5,637
Buildings and constructions	178,287	-	-	3,744	182,031	84,715	-	4,222	2.0	88,937	-	93,094	93,572
Fittings and features in building	5,550	-	-	142	5,692	2,946	-	296	4.0	3,242	-	2,450	2,604
Machinery, equipment and tools	37,789	1,245	-	-	39,034	32,102	-	1,494	6.7 to 20	33,596	-	5,438	5,687
Computers and Telecommunication systems	323,029	-	-	20,293	343,322	220,479	-	21,240	6.7 to 20	241,719	-	101,603	102,550
Vehicles	21,027	4,931	1,337	-	24,621	16,341	1,303	1,949	10 and 20	16,987	-	7,634	4,686
Furniture	13,186	-	64	-	13,122	12,485	52	108	10	12,541	-	581	701
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	76,191	-	7,521	(1) 4.2	83,712	-	93,560	101,081
Materials	148,203	76,213	2,556	(45,010)	176,850	-	-	-	-	-	-	176,850	148,203
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	-	12,254	12,254
Works in progress	186,617	128,598	-	(174,928)	140,287	-	-	-	-	-	-	140,287	186,617
Advances to suppliers of property, plant and equipment	29,103	13,253	-	-	42,356	-	-	-	-	-	-	42,356	29,103
Total 2012	6,887,221	224,329	37,661	-	7,073,889	2,855,065	15,365	233,670		3,073,370	-	4,000,519	
Total 2011	6,719,974	177,177	9,930	-	6,887,221	2,641,152	6,475	220,388		2,855,065	19,600 (2)		4,012,556

(1) See Note 2.j).

(2) Corresponding to the impairment of obsolete turbines. ENARGAS authorized its retirement on November 1, 2012.

Ricardo I. Monge

Board of Directors' Chairman

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

NON-CURRENT INVESTMENTS

	2012										2011
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) / income for the period	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	1,528	Pipeline maintenance	09/30/2012	28	(59)	2,960	49.00	1,328
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	1,690	Pipeline construction and operation services	09/30/2012	237	311	3,449	49.00	1,498
Gas Link S.A.	$1	502,962	503	93 (1)	Pipeline construction and operation services	09/30/2012	1,026	(910)	7,622	49.00	395 (1)
Total				3,311							3,221

(1) Includes the elimination of intercompany profits. See Note 2.i).

Ricardo I. Monge
Board of Directors' Chairman

TGS

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2012					2011		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and banks	US$	9,808	4.874	(1)	47,804	US$	16,737	71,367
Investments	US$	45,297	4.874	(1)	220,778	US$	47,479	202,449
Accounts receivables, net	US$	41,204	4.874	(1)	200,829	US$	38,550	164,377
Other receivables	US$	3,359	4.874	(1)	16,372	US$	5,260	22,429
					485,783			460,622
NON-CURRENT ASSETS								
Accounts receivables	US$	509	4.874	(1)	2,481	US$	1,446	6,166
Property, plant and equipment, net	US$	431	4.874	(1)	2,101	US$	4,770	20,339
	Euro	2,718	6.438	(1)	17,499	Euro	1,083	5,993
					22,081			32,498
					507,864			493,120
CURRENT LIABILITIES								
Accounts payable	US$	8,142	4.914	(2)	40,010	US$	10,667	45,911
						Euro	10	56
Loans	US$	3,682	4.914	(2)	18,095	US$	3,682	15,846
Advances from customers	US$	2,041	4.914	(2)	10,029	US$	2,041	8,784
					68,134			70,597
NON-CURRENT LIABILITIES								
Loans	US$	374,024	4.914	(2)	1,837,954	US$	374,024	1,609,799
Advances from customers		-			-	US$	77	330
					1,837,954			1,610,129
					1,906,088			1,680,726

(1) Buy exchange rate at the end of fiscal year

(2) Sell exchange rate at the end of fiscal year

US$: United States of America dollars

Ricardo I. Monge
Board of Directors' Chairman

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2012

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Loans	Other liabilities (3)
Without specified maturity	-	74,262	-	562,338
With specified maturity				
* Overdue				
Until 12-31-2011	-	11,601	-	41,814
From 01-01-12 to 03-31-13	-	109	-	382
From 04-01-12 to 06-30-13	-	7,159	-	382
From 07-01-12 to 09-30-12	-	23,665	-	383
From 10-01-12 to 12-31-12	-	71,826	-	383
Total overdue	-	114,360	-	43,344
* Non-due:				
From 01-01-13 to 03-31-12	605,903	448,392	33	566,739
From 04-01-13 to 06-30-12	-	7,778	18,092	42,041
From 07-01-13 to 09-30-13	-	2,898	2,222	4,286
From 10-01-13 to 12-31-13	138,523	5,035	2,222	4,286
During 2014	-	9,675	468,376	17,721
During 2015	-	15,942	466,156	18,510
During 2016	-	9,674	459,488	18,510
During 2017	-	9,674	459,490	11,885
From 2018 onwards	-	6,881	-	212,936
Total non-due	744,426	515,949	1,876,079	896,914
Total with specific maturity	744,426	630,309	1,876,079	940,258
Total	744,426	704,571	1,876,079	1,502,596

(1) Includes mutual funds, loans, time deposit and bank accounts. Such investments bear floating interest rates, except for Ps. 138,523 which bear interests at an annual fixed rate of 6.8% plus VAT.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 7,863 which bear interests at 5.52% semi-annual rate and Ps.55,252 which bears CER plus a spread of 8%. Total credits without specified maturity correspond to current assets.

(3) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 1,224 correspond to current liabilities and Ps. 561,114 to non-current liabilities.

Ricardo I. Monge
Board of Directors' Chairman

AUDITORS’ REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th floor

City of Buenos Aires

Tax Code No. 30-65786206-8

1.

We have audited the accompanying balance sheet of Transportadora de Gas del Sur S.A. at December 31, 2012, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the supplementary Notes 1. to 12. and Exhibits A, B, C, D, E, F, G, H and I. Further, we have audited the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2012, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.

We conducted our audits in accordance with auditing standards in effect in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

Changes in Argentine economic conditions and the modifications introduced by the National Government to the License under which the Company operates, as mentioned in Note 7.a) to the accompanying financial statements, mainly the suspension of the original schedule for tariff adjustments, affect the economic and financial equation of the Company, generating uncertainty as to the future development of its regulated business. The Company is in the process of renegotiating the terms of the License with the National Government, having accepted in October 2011 the proposal for the comprehensive renegotiation of the License submitted by the Unit for the Renegotiation and Analysis of Public Utility Services Contracts.  The approval of the different competent agencies to complete the administrative procedure is pending.  Based on the expected outcome of that renegotiation process, the Company has made projections to determine the recoverable value of the assets of the regulated business. We are not in a position to foresee whether the assumptions used by Management to prepare its projections will materialize in the future and consequently, whether the recoverable values of non-current assets for the regulated business will exceed their respective net carrying values.

4.

The Company has tax credits for value added tax and income tax at December 31, 2012 amounting to $ 38.2 million which are disclosed in Note 4 d), arising from the reversal of the tariff increase mentioned in Note 7 a) to the financial statements.  The Company has estimated the present value of these credits considering an estimated term for their realization. We are not in a position to assess whether the Company will succeed in obtaining the refund of those taxes over that term.

5.

As indicated in Note 2.t) to the financial statements, the items and amounts disclosed in the reconciliations included in that note, are subject to changes and may only be considered as final upon the preparation of the annual financial statements for the fiscal year in which the International Financial Reporting Standards are applied for the first time.

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6.

In our opinion, subject to the effect of the possible adjustments and reclassifications on the financial statements, if any, that might be required from the resolution of the situations described in paragraphs 3. and 4. above:

a)

the financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. at December 31, 2012, the results of its operations, the changes in its shareholders' equity and its cash flows for the year then ended, in accordance with the accounting standards in force in the City of Buenos Aires;

b)

the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Transportadora de Gas del Sur S.A. at December 31, 2012, the consolidated results of its operations and its consolidated cash flows for the year then ended, in accordance with the accounting standards in force in the City of Buenos Aires.

7.

The financial statements and consolidated financial statements of Transportadora de Gas del Sur S.A. at December 31, 2011 presented for comparative purposes have been examined by other auditors, who, on February 28, 2012, issued their audit report with qualifications for uncertainty as to: (i) the future development of the regulated business and consequently, the recoverability of the non-current assets corresponding to that business, and (ii) the determination of the present value of the tax credits arising from the reversal of the tariff increase mentioned in Note 7 a) to the financial statements.

8.

In compliance with current regulations we inform that:

a)

the financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the National Securities Commission;

c)

we have read the Summary of Activity and the Additional Information to the notes to the financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange, in relation to which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 3. and 4.;

d)

at December 31, 2012 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 7,821,617, none of which was claimable at that date.

e)

As required by section 4 of General Resolution No. 400 issued by the National Securities Commission amending section 18 (e) of Paragraph III.9.1 of the Commission’s Rules, we report that total audit and related services fees billed to the Company during the fiscal year ended December 31, 2012 represent:

 e.1)  100 % of the total fees for services billed to the Company for all items during that fiscal year;

e.2)  18.8 % of the total audit and related services fees billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3) 18.8 % of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

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f)

We have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, January 29, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Vº 17
Carlos N. Martínez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 155 - V° 146

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Senior Legal Counsel

Date: March 8, 2013

Footnotes

1() Not covered by Auditor’s Report, except for items 6, 7 and 9.